Mail Stop 4561

December 5, 2007

Mr. Roman Gregorig, Principal Financial Officer
Quadriga Superfund, L.P.
Ottway Building, P.O. Box 1479
Grand Anse, St. George's Grenada, West Indies

> **Re: Quadriga Superfund, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-51634**

Dear Mr. Gregorig:

        We have reviewed your first response letter filed on November 9, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Related Party Transactions, page 41

1.   We note your response to prior comment 3 and your consideration of paragraph 8.24 of the Investment Company Audit Guide. However, we bring to your attention that guidance under SOP 98-5, SAB Topic 5A and SAB Topic 5D appear to require that offering costs be charged against equity and a liability for the full amount of offering costs to be reimbursed by the registrant should be accrued. We are aware that the Investment Company Audit Guide is generally consistent with the above guidance except in regards to offering costs for a continuous offering or an open-end fund. The Audit Guide stipulates in paragraph 8.24 that offering costs for a continuous offering or an open-end fund

should be deferred and amortized to expense over 12 months on a straight line basis. Please tell us how you reconciled what appears to be conflicting guidance between the Audit Guide and SAB topics mentioned above.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief